[redacted]

08029824

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

SEC FILE NUMBER
8- 67194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LANDSBANKI KEPLER, INC. (FORMERLY KNOWN AS KEPLER EQUITIES, INC.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 LEXINTON AVENUE, 28TH FLOOR
(No. and Street)

NEW YORK (City) — NEW YORK (State) — 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Kerr Lavagnino, CEO and COO (Full Name and Title) — 212-710-7625 (Area Code – Telephone Number)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

300 Madison Avenue, Room 30217 (Address) — New York (City) — New York (State) — 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Kerr Lavagnino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Landsbanki Kepler, Inc. (formerly Kepler Equities, Inc.), as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

none

none

2/27/08

AMY RIVERA-COLON
Notary Public, State of New York
No. 01RI6028066
Qualified in Nassau County
Commission Expires ~~July~~ 19, 2009

Notary Public

Signature

CEO and COO

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Landsbanki Kepler, Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and the Stockholder of
Landsbanki Kepler, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Landsbanki Kepler, Inc., formerly Kepler Equities, Inc., (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2008

Landsbanki Kepler, Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 5,136,200
Restricted cash	280,280
Furniture, equipment, and leasehold improvements (net of accumulated amortization and depreciation of $368,375)	921,832
Due from Parent	26,509
Accounts receivable	90,760
Other assets	235,696
Total assets	$ 6,691,277
Liabilities and Stockholder's Equity	
Liabilities	
Due to Parent	$ 368,025
Due to affiliate	284,375
Deferred rent liability	107,270
Accrued expenses and other liabilities	2,393,688
Subordinated Loan	2,500,000
Total liabilities	5,653,358
Stockholder's Equity	
Common stock ($.01 par value; 1,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	2,499,999
Deficit	(1,462,081)
Total stockholder's equity	1,037,919
Total liabilities and stockholder's equity	$ 6,691,277

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Landsbanki Kepler, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for business as a broker-dealer by the National Association of Securities Dealers, Inc. (the "NASD") on June 8, 2006. The Company is a wholly owned subsidiary of Kepler Landsbanki (the "Parent"), which is an indirect wholly owned subsidiary of Landsbanki. Landsbanki is Iceland's oldest full-service commercial bank, that ranks among the top three largest companies listed on the Iceland Stock Exchange.

The Company acts as a broker for U.S. institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through an affiliate. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliate, and are remitted back periodically.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and money market accounts held in accounts at a New York financial institution and therefore are subject to the credit risk at the financial institution. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

Concentration of Credit Risk

The Company maintains substantially all of its cash balance at one major financial institution in excess of FDIC-insured limits. However, the Company does not believe that these amounts are exposed to significant risk.

Depreciation and Amortization

Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the useful lives of the assets or the lease term.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits and expenses on the temporary differences between the financial reporting and tax basis of its assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of a deferred tax asset will not be realized.

Indemnifications
In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2007, the Company had net capital of $2,625,842 which exceeded the required net capital by $2,375,842.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs k(2)(i).

4. Furniture, Equipment, and Leasehold Improvements

Details of furniture, equipment and leasehold improvements are as follows:

Furniture	$ 227,839
Equipment	465,095
Leasehold improvements	597,273
	1,290,207
Less: Accumulated depreciation and amortization	(368,375)
	$ 921,832

5. Commitments

Lease Agreement
The Company leases an office space under a non-cancellable lease agreement which expires September 30, 2016. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31,	Total Commitments
2008	$ 222,577
2009	222,577
2010	222,577
2011	232,078
2012 onwards	1,237,758
	$ 2,137,567

The lease has provisions for escalation. The Company also has a restricted cash deposit of $280,280 relating to the lease. The Company has entered into an irrevocable standby letter of

credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

Guaranteed Bonuses
In the ordinary course of business, the Company has entered into certain contractual agreements with its employees. For the year 2008, the Company is obligated to pay $200,000 in guaranteed bonuses to a certain employee provided he remains in the Company's employment for the entire year and generates $2 million Euro commissions.

6. Related Party Transactions

Due from Parent
Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates. At December 31, 2007, due from Parent primarily represents commission income receivable of $26,509.

During the year, the Company paid the Parent $7,954,839 related to execution and settlement.

The Parent has provided the Company with a letter of support. The Parent has undertaken to provide additional capital, up to the amount of losses as may from time to time be required in order to meet the business requirements and regulatory reporting required by the Company through December 31, 2008.

7. Subordinated Loan

The Company has entered into a subordinated loan agreement with Landsbanki in the amount of $2,500,000 at a fixed interest rate of 6.5% and maturing on April 11, 2011. For the year ended December 31, 2007, interest expense was $162,500. At December 31, 2007, the accrued interest payable was $284,375. The loan was approved by the NASD to be treated as equity in computing net capital pursuant to the SEC's Uniform Net Capital Rule.

8. Income Taxes

The Company files tax returns on a standalone basis for U.S. tax purposes, and also files standalone tax returns in New York State and New York City.

The Company has deferred tax assets primarily related to net operating loss carryforwards, as well as accrued foreign intercompany interest expense. Deferred tax assets of approximately 585,743 are subject to a full valuation allowance as management believes that it is more likely than not that the future benefits of these deferred tax assets will not be realized.

From its historical operations, the Company has a net operating loss carryforward of approximately $650,360 for Federal, New York State and New York City purposes. These net operating loss carryforwards will begin to expire starting in the tax year ending December 31, 2025.

9. Employee Benefits

Eligible employees of the Company are covered under a defined contribution plan. The Company contributes 11% of each employee's annual salary to the plan.

10. Life Insurance Policy

The Company owns two life insurance policies on its former Chief Executive Officer ("CEO") with a total cash value of $113,283 at December 31, 2007.

11. Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

END